September 26, 2018

Jay A. Nudi
Chief Financial Officer
ODYSSEY MARINE EXPLORATION INC
5215 W. Laurel Street
Tampa, Florida 33607

       Re: Odyssey Marine Exploration Inc
           Form 10-K for the year ended December 31, 2017
           Filed on March 26, 2018
           File No. 001-31895

Dear Mr. Nudi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page 32

1. Please have your auditor's revise their audit report to comply with PCAOB AS 3101, The
      Auditor's Report on an Audit of Financial Statements When the Auditor Expresses an
      Unqualified Opinion. Refer to SEC Release 34-81916.
 Jay A. Nudi
ODYSSEY MARINE EXPLORATION INC
September 26, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3750
with any questions.



FirstName LastNameJay A. Nudi             Sincerely,
Comapany NameODYSSEY MARINE EXPLORATION INC
                                          Division of Corporation Finance
September 26, 2018 Page 2                 Office of Transportation and Leisure
FirstName LastName